For Immediate Release

Bell Canada to redeem Series M-28 debentures due September 2018, Series 9 medium term notes due October 2018 and Series M-33 debentures due February 2019

MONTRÉAL, April 4, 2018 – Bell Canada (Bell) today announced that it will redeem, on May 4, 2018, prior to maturity, all of its outstanding $400 million principal amount of 3.50% Debentures, Series M-28, due September 10, 2018 (the “Series M-28 Debentures”). The Series M-28 Debentures will be redeemed at a price equal to $1,006.030 per $1,000 of principal amount of debentures plus $5.274 per $1,000 of principal amount for accrued and unpaid interest up to, but excluding, the date of redemption.

In addition, Bell will redeem, on April 16, 2018, prior to maturity, all of its outstanding $200 million principal amount of 4.59% Medium Term Notes, Series 9, due October 1, 2018 (the “Series 9 Notes”). The Series 9 Notes will be redeemed at a price equal to $1,011.270 per $1,000 of principal amount of notes plus $1.886 per $1,000 of principal amount for accrued and unpaid interest up to, but excluding, the date of redemption.

Bell will also redeem, on April 16, 2018, (the “M-33 Redemption Date”), prior to maturity, all of its outstanding $300 million principal amount of 5.52% Debentures, Series M-33, due February 26, 2019 (the “Series M-33 Debentures”). The Series M-33 Debentures will be redeemed at a price equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-33 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the M-33 Redemption Date (in the aggregate, the “M-33 Redemption Price”) as indicated below.

Pursuant to the terms of the Series M-33 Debentures, the “Canada Yield Price” means a price equal to the price of the Series M-33 Debentures calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.35% on the third business day prior to the date fixed for redemption. The “Government of Canada Yield”, on any date, means the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Series M-33 Debentures. The Government of Canada Yield used to calculate the M-33 Redemption Price will be the average of the rates calculated by two registered Canadian investment dealers selected by Bell.

Notice of redemption was delivered to the registered holders of the Series M-28 Debentures, the Series 9 Notes and the Series M-33 Debentures in accordance with their terms.

About Bell

Founded in Montréal in 1880, Bell is Canada’s largest communications company, providing innovative broadband wireless, TV, Internet and business communication services across the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and provides significant funding for community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

514-870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca